

May 26, 2022

Douglas Cahill
Chief Executive Officer
Hillman Solutions Corp.
10590 Hamilton Avenue
Cincinnati, Ohio 45231

      Re: Hillman Solutions Corp.
         Form 10-K for the Fiscal Year Ended December 25, 2021
         Filed March 16, 2022
         File No. 001-39609

Dear Mr. Cahill:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 25, 2021

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Year Ended December 25, 2021 vs December 26, 2020
Net Sales, page 25

1.   Please be advised should your income statements present material changes from period to period in net sales or revenues, you are required to describe (i.e. quantify) the extent the changes are attributed to changes in volume sold versus changes in prices. Refer to Item 303(b)(2)(iii) of Regulation S-K.

Critical Accounting Policies and Estimates
Inventory Realization, page 39

2.   You disclose that inventories are "valued at the lower of cost or net realizable value, cost

being determined principally on the standard cost method." Under ASC 330-10-30-12, standard costs are acceptable if adjusted at reasonable intervals to reflect current conditions so that at the balance sheet date standard costs reasonably approximate costs computed under one of the recognized bases. In future filings, please revise your disclosure here and on page 51 to state which of the recognized bases you use. Please also refer to ASC 330-10-30-9 for guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing